FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Announce Fourth Quarter and Full Year Operating Results on April 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 31, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Announce Fourth Quarter and Full Year

Operating Results on April 27

Tokyo, March 31, 2016—Nomura Holdings, Inc. plans to announce its operating results for the fourth quarter and full fiscal year ending March 31, 2016, at 15:00 in Tokyo on April 27, 2016. Financial statements and presentation materials will be available on the Nomura Holdings website (www.nomura.com) shortly after the announcement.

Nomura will also hold its annual Investor Day from 17:00 Tokyo time. A live audio webcast of the event is scheduled to be delivered via nomura.com at:

17:00 (JST)

9:00 (BST)

4:00 (EDT)

ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.